SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                        Net Serviços de Comunicação S.A.
                         CNPJ/MF n° 00.108.786/0001-65
                             NIRE n° 35.300.177.240
                                 Public Company
              Rua Verbo Divino n° 1.356 - 1st floor, São Paulo-SP

                                RELEVANT NOTICE

Net Serviços de Comunicação S.A. ("Company"),  a publicly held company, with its headquarters  located in the City and State of São Paulo, at Rua Verbo Divino n.
1,356,  1st floor,  Chácara Santo Antônio,  enrolled under the CNPJ/MF (Tax ID)#
00.108.786/0001-65, discloses herein, the following relevant notice:

The  Company's  Board of Directors  and the Chief  Executive  Officer,  Mr. Luiz
Antônio  Viana,  considering  that the essentials  goals of the  administration, which began on October 1st, 2002 were achieved,  decided in common agreement and fulfilling the supervening  interests of all parties  involved,  to consider the
CEO's mandate terminated.

The  Executive  Officer will remain as the  Company's  CEO until the election of this  successor,  which  shall  take  place at the Board of  Directors'  meeting scheduled for January 27th, 2003.

                         São Paulo, January 21st, 2003

                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer
                        Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.